

17010026

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47039 51549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coldstream Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One 100th Avenue NE, Suite 102
(No. and Street)

Bellevue	WA	98004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800	Seattle	WA	98104-4019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin M. Fitzwilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coldstream Securities, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LACEY LOPEZ
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
APRIL 29, 2019

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLDSTREAM SECURITIES, INC.
Report of Independent Registered Public Accounting Firm and Financial Statement
Year Ended December 31, 2016

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

WWW.MOSSADAMS.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Coldstream Securities, Inc.

We have audited the accompanying financial statement of Coldstream Securities, Inc. (the "Company") which comprises the statement of financial condition as of December 31, 2016, and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Coldstream Securities, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
February 27, 2017

COLDSTREAM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash	$	85,771
Due from related party		79,511
Other Assets		36,452
TOTAL ASSETS	$	201,734
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	1,575
TOTAL LIABILITIES		1,575
CONTINGENCIES (Note 4)		
SHAREHOLDER'S EQUITY		
Common stock, no par, 112 shares authorized, issued and outstanding		10,000
Additional paid-in capital		327,741
Accumulated Deficit		(137,582)
TOTAL SHAREHOLDERS' EQUITY		200,159
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	201,734

The accompanying notes are an integral part of this financial statement.

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 –ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Coldstream Securities, Inc. (the "Company") is incorporated in the state of Delaware and is a wholly-owned subsidiary of Coldstream Holdings, Inc. (the "Parent"), the Company is registered as a broker-dealer in securities with the Securities and Exchange Commission and conducts business primarily in private placements, variable annuities, and mutual funds to customers throughout the United States.

Coldstream Capital Management, Inc., a wholly owned subsidiary of Coldstream Holdings, Inc. entered into an asset purchase agreement with George R. Pierce & Associates LLC in December 2015, with an effective date of March 1, 2016. This transaction brought in existing client account positions as well as new positions for the existing clients in the same investments. Clients are all retail clients, and are typically also clients of the related investment advisory entity, Coldstream Capital Management Inc.

For purposes of cash flows, the Company considers money market funds to be cash equivalents.

The Company files a consolidated federal tax return with its Parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company accounts for income taxes in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 740-10, Accounting for Income Taxes. Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2013. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax

benefits as changes to income in income tax expense, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2016.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined under such provisions. At December 31, 2016, the Company had net capital and net capital requirements of $84,196 and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .0187 to 1.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company pays administrative fees to its parent on a monthly basis which includes salaries, rent, telephone and other miscellaneous expenses under an expense-sharing agreement. An allocation has been made at December 31, 2016, for federal and state income taxes filed at the Parent's consolidated level. In connection with this allocation, $79,511 is due from the Parent at December 31, 2016 for historical tax losses, which will be recovered through future tax expense allocations.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company may from time to time be involved in regulatory examinations, potential inquiries, investigations, and proceedings by the SEC, FINRA, or other state and local regulatory agencies. At December 31, 2016, there were no pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with FASB ASC 450, Accounting for Contingencies.

The Company's financial instruments, including cash, receivables and other assets, are carried at amounts which approximate fair value. Payables and other liabilities are carried at amounts which approximate fair value.